SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 11-K

(Mark One)

[     X     ]   Annual Report Pursuant to Section 15(d) of the
      Securities Exchange Act of 1934 [Fee Required]

           For the fiscal year ended December 31, 1995

                               or

[            ]   Transition report pursuant to Section 15(d) of
      the Securities Exchange Act of 1934 [No Fee Required]

               For the transition period from          to

                 Commission file number: 0-25630

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     U.S. ROBOTICS CORPORATION EMPLOYEE STOCK PURCHASE PLAN

    B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

                    U.S. Robotics Corporation
                    8100 North McCormick Boulevard
                    Skokie, Illinois 60076

REQUIRED INFORMATION

Items 1-3.  Financial Statements

Listed below are the financial statements included in Form 11-K for the U.S. Robotics Corporation Employee Stock Purchase Plan:

    -  Report of Independent Certified Public Accountants
    - Statement of Net Assets Available for Benefits as of December 31, 1995 and 1994
    - Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 1995 and 1994, and for the period March 9, 1993 through December 31, 1993
    -  Notes to the Financial Statements

Item 4.   ERISA Requirements

The U.S. Robotics Corporation Employee Stock Purchase Plan is not subject to the requirements of ERISA.


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       REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
U.S. Robotics Corporation

We have audited the accompanying statement of net assets available for benefits of the U.S. Robotics Corporation Employee Stock Purchase Plan (the Plan) as of December 31, 1995 and 1994 and the related statement of changes in net assets available for benefits for the years ended December 31, 1995 and 1994, and for the period March 9, 1993 through December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years ended December 31, 1995 and 1994, and for the period March 9, 1993 through December 31, 1993, in conformity with generally accepted accounting principles.


                                   GRANT THORNTON LLP

                                   /s/  Grant Thornton LLP

Chicago, Illinois
September 26, 1996

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned here unto duly authorized.


U.S. ROBOTICS CORPORATION EMPLOYEE STOCK PURCHASE PLAN

By:       /s/ Steven T. Campbell

          Steven T. Campbell
     Vice President and Controller, U.S. Robotics Corporation

U.S. ROBOTICS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994



                                              1995          1994
                                            ---------     ---------
Cash and cash equivalents                     $9,530       $38,518

Contributions receivable                     588,557         6,689

Investment in U.S. Robotics Corporation
common stock at market (39,873 and 14,428
shares, respectively; at cost,$1,0106,889
and $178,275, respectively)                3,498,939       312,006
                                           ---------      ---------
Net assets available for benefits         $4,097,026      $357,213
                                          ==========      =========

                      See accompanying notes.

U.S. ROBOTICS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS  ENDED  DECEMBER  31, 1995, 1994, AND PERIOD MARCH 9, 1993
THROUGH DECEMBER 31, 1993



                                        1995       1994       1993
                                       ------     ------     ------
Additions to net assets attributed to:

     Interest                          $9,085    $1,206       $340

     Megahertz merger (See Note A)    535,088

     Participant contributions      1,512,841   149,866    154,610

     Unrealized appreciation of     3,180,843    38,921     16,595
      investments                   =========   =======    =======

          Total additions           5,237,857   189,993    171,545


Deductions from net assets attributed to:


     Participant withdrawals        1,498,044     2,038      2,287
                                    ---------   -------    -------
Net increase during the period      3,739,813   187,955    169,258

Net assets available for benefits     357,213   169,258          0
  at beginning of period            ---------   -------    -------

Net assets available for benefits  $4,097,026  $357,213   $169,258
  end of period                    ==========  ========   ========

                       See accompanying notes.

U.S. ROBOTICS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1995 and 1994

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

U.S. Robotics Corporation, a Delaware Corporation ("USR"), was organized to effect a corporate reorganization of U.S. Robotics, Inc. ("Robotics") whereby Robotics became, on February 22, 1995, a wholly-owned subsidiary of a new publicly-held parent corporation, USR. All of the outstanding shares of Robotics at the time of the reorganization were converted into an equal number of USR shares. Following the reorganization, the stockholders of USR had the same voting, dividend and liquidation rights they had as stockholders of Robotics. In conjunction with the reorganization, Robotics' name was changed to U.S. Robotics Access Corp. ("Access"). USR and its subsidiaries, all of which are wholly-owned, are collectively referred to as the "Company."

The U.S. Robotics Corporation Employee Stock Purchase Plan (the "Plan") was approved by the Company's stockholders on February 22, 1995. Upon consummation of the aforementioned reorganization, the Plan was substituted for the existing Robotics Employee Stock Purchase Plan (the "Predecessor Plan"), which had been approved and became effective on March 9, 1993. The Plan is substantially similar to the Predecessor Plan. Accordingly, the accompanying financial statements are reflective of the operations of the Plan as a continuation of the Predecessor Plan.

On February 22, 1995, the stockholders of Robotics and shareholders of Megahertz Holding Corporation ("Megahertz") each approved and adopted a plan of merger which resulted in Megahertz becoming a wholly-owned subsidiary of the Company. All of the outstanding shares of Megahertz were converted into shares of the Company. On July 1, 1995, the Megahertz employee stock purchase plan was merged into the Plan.

The financial statements of the Plan have been prepared in conformity with generally accepted accounting principles as applied to employee stock purchase plans and in accordance with the terms of the Plan. Interest income is recorded when received.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from these estimates.

U.S. ROBOTICS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 1995 and 1994

NOTE B - PLAN DESCRIPTION AND FUNDING POLICY

General

Under the Plan, employees of the Company who meet certain requirements will be able to purchase shares of U.S. Robotics Corporation common stock ("Common Stock") at a price equal to 85% of the fair market value of the stock at prescribed dates. The maximum number of shares which may be sold under the Plan is 1,000,000. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Eligibility

Employees of the Company who have been employed by the Company for more than six months and 500 hours and whose customary employment is more than twenty hours per week are eligible to participate in the Plan. However, no employee who would own upon exercise 5% or more of the total combined voting power of all classes of stock, no outside director, and no employee who is subject to Section 16 of the Securities Exchange Act of 1934 (and who is also a highly compensated employee within the meaning of
Section 414(q) of the Internal Revenue Code) is eligible to participate.

Offerings

From time to time, but not less frequently than once during any fiscal year, a committee appointed by the Board of Directors of the Company ("the Committee") may fix a date ("Offering Date") on which the Company will make an offer to all eligible employees of options to purchase Common Stock. In order to participate in any Offering, an employee must complete and file with the
Committee a Subscription Agreement and any other papers prescribed by the Committee by a date specified by the Committee following such Offering Date (the "Subscription Date"). An eligible employee shall become a "participant" under this Plan upon the filing of a Subscription Agreement. All Subscription Agreements shall be dated and shall be effective as of the next available Subscription Date.

Method of Purchase and Price Date

A Participant shall pay for the shares of Common Stock by electing to authorize payroll deductions to be made beginning the first pay period following the Subscription Date and ending the last pay period of the Subscription Period with such authorization being any whole number percentage or any specified even dollar amount, up to but not more than 10% of the Participant's total compensation as defined by the Plan (but not less than $30 per bi-weekly payroll or $15 per weekly payroll, whichever is applicable). Certain participants employed by foreign subsidiaries of the Company, or whose employment is based in Canada, may also elect to pay for shares with one lump sum payment not greater than ten percent of the Participant's total compensation as defined by the Plan.

U.S. ROBOTICS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 1995 and 1994

Each offering shall be for a specified period of time to be fixed by the Committee on the Offering Date and shall be for no less than one month and no more than 27 months duration from the Offering Date. At times specified by the Committee ("Price Dates"), the Participant shall become entitled to purchase such number of shares of Common Stock as his accumulated payroll deductions or lump-sum deposits during the period will purchase, at a price equal to the lesser of (1) 85% of the fair market value of a share of Common Stock on the Price Date; or (2) 85% of the fair market value of a share of Common Stock on the Subscription Date. The fair market value on the Price Date or the Subscription Date shall be the closing bid price of such shares on such date as reported on the NASDAQ system or the last sales price of such shares on such date on any stock exchange on which such shares are traded, or if there is no such sale on that date, the last bid price prior thereto at which such sales were quoted on the NASDAQ system or the last sales price prior thereto at which such shares were traded on any stock exchange.

No Participant shall have the right to purchase more than an aggregate of $25,000 of Common Stock under the Plan and any other employee stock purchase plan of the Company described in Internal Revenue Code 423 in any calendar year. The $25,000 limit is based upon the fair market value per share of the Common Stock determined as of the time of the Subscription Date or the
equivalent  option  grant  date  under  another  employee   stock
purchase plan.

Participants' Accounts

Individual accounts shall be maintained for each Participant. All payroll deductions or lump-sum payments of a Participant shall be credited to his or her account under the Plan. A Participant may discontinue his or her participation in the Plan, but no other change may be made during the Subscription Period and, specifically, a Participant may not alter the rate of his or her payroll deductions for the Offering.

Termination or Amendment of Plan

The Plan will terminate ten years from the effective date, February 22, 1995, unless terminated sooner. The Board of Directors of the Company may at any time terminate or amend the Plan. Certain amendments require stockholder approval. These include increasing the number of authorized shares, changes in the class of employees eligible to participate and increasing the contribution maximum above ten percent of total compensation.

U.S. ROBOTICS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 1995 and 1994

NOTE C - INVESTMENTS

The investment funds are allocated to the participants' accounts. Effective October 1, 1995, employee contributions are withheld by the Company and remain part of the general funds of the Company. Prior to this date, employee contributions were placed in a money market fund held at Alex Brown & Sons, Incorporated. Total interest income for the periods ended December 31, 1995 and 1994 as a result of this investment were $9,085 and $1,206, respectively.

Effective October 1, 1995, a Common Stock purchase is generally paid for from amounts held by the Company. Prior to this date, Common Stock purchased was generally paid for from the amounts held in the money market fund held at Alex Brown & Sons, Incorporated. As of December 31, 1995, Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Custodian") has established an account for the Common Stock allocable to each Participant. Common Stock is accounted for as a Plan asset until distributed from these accounts.

NOTE D - COMMON STOCK ISSUABLE

Participant contributions for the subscription period from October 1, 1995 through December 31, 1995 in the amount of $588,557 are shown as Contributions Receivable in the Statement of Net Assets Available for Benefits as of December 31, 1995. In January 1996, these contributions were used to acquire 8,028 shares of Common Stock at 85% of the fair market value of $86.25 at October 2, 1995 ($73.3125).

NOTE E - BALANCES PAYABLE TO FORMER PARTICIPANTS

In accordance with the American Institute of Certified Public Accountants guidelines for defined contribution plans, balances payable to Plan Participants, both active and terminated, are included in Net Assets Available for Benefits until actually distributed. At December 31, 1995 and December 31, 1994, balances payable to Participants who elected partial or full withdrawals were $0 and $662, respectively.

NOTE F - TAX STATUS

The Plan is intended to qualify as an employee stock purchase plan in compliance with Section 423 of the Internal Revenue Code ("IRC"). The Plan is not a qualified plan in accordance with IRC
Section 401(a). In addition, the Plan is not subject to the requirements of ERISA.

U.S. ROBOTICS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 1995 and 1994

NOTE G - SUBSEQUENT EVENTS

On April 12, 1996, the Company's Board of Directors approved a two-for-one split of the Company's common stock in the form of a 100 percent stock dividend. Stockholders of record, including Plan participants, as of the close of business on April 25, 1996, received one additional share for each share held. The additional shares were distributed to stockholders on May 10, 1996. The number of shares held by the Plan as of December 31, 1995 and 1994 as disclosed in the Statement of Net Assets Available for Benefits and the maximum number of shares which may be sold under the Plan as disclosed in Note B do not reflect the 1996 split.